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                                                                   NEWS RELEASE



W.C.I. ACQUISITION CORP. TO COMMENCE CASH TENDER OFFER FOR ALL OUTSTANDING SHARES OF WORLDPORT COMMUNICATIONS

CHICAGO, Illinois, December 23, 2002 - W.C.I. Acquisition Corp. today announced that it is commencing a cash tender offer for all of the outstanding common stock of WorldPort Communications, Inc. (OTC: WRDP) at an offer price of $0.50 per share. The offer and withdrawal rights will expire at 5:00 p.m., New York City time, on Friday, January 24, 2003.

W.C.I. was formed by The Heico Companies, LLC, JO Hambro Capital Management and certain of their affilites. These entities currently own, or have the right to acquire, 17,889,147 shares of Worldport common stock, or approximately 45% of the outstanding common stock of WorldPort. All of these shares will be contributed to W.C.I. upon completion of the tender offer.

The $0.50 per share price being offered to acquire the balance of WorldPort's common stock (approximately 21.9 million shares), represents a premium of approximately 16% over the closing price of $0.43 on December 20, 2002, and a premium of approximately 31% over the average closing price during the 15 trading days ended December 20, 2002.

Acceptance of the shares tendered in the offer will be conditioned on the tender of a number of shares sufficient to bring W.C.I.'s ownership interest in WorldPort common stock to over 90 %. If W.C.I. successfully acquires 90% of the outstanding common stock, the remaining shares not purchased in the tender offer will be acquired through a "short-form" merger at the same cash price per share as the tender offer.




NOTICE FOR WORLDPORT STOCKHOLDERS AND INTERESTED PARTIES

The complete terms and conditions of the offer are set forth in an offer to purchase, letter of transmittal and other related materials which are being filed with the Securities and Exchange Commission and distributed to Worldport stockholders. WorldPort stockholders and other interested parties are urged to read the tender offer documents because they will contain important information. Investors will be able to receive such documents free of charge at the SEC's web site, WWW.SEC.GOV, or by contacting Georgeson Shareholder Services, the Information Agent for the transaction, at (212) 440-9800 (for banks and brokers) for all others call toll free at (866) 328-5441.

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THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER
TO SELL SHARES OF WORLDPORT COMMUNICATIONS, INC. W.C.I. ACQUISITION CORP. WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.


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